ViRexx Medical Corp.
(a development stage company)

Interim Consolidated Financial Statements
(Unaudited)
June 30, 2007
(expressed in Canadian dollars)

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Balance Sheets
As at June 30, 2007

(expressed in Canadian dollars)

	June 30, 2007 $ (Unaudited)	December 31, 2006 $

Assets

Current assets
Cash	1,368,555	405,354
Short-term investments	4,347,658	10,336,837
Prepaid expenses and deposits	430,080	168,502
Other current assets	218,053	194,476

	6,364,346	11,105,169
Property and equipment	417,845	475,079
Acquired intellectual property	26,124,922	27,369,445

	32,907,113	38,949,693

Liabilities

Current liabilities
Accounts payable	226,015	412,441
Accrued liabilities	1,505,411	1,185,762

	1,731,426	1,598,203
Obligations under capital lease	2,566	5,351
Future income taxes	4,858,235	5,346,990

	6,592,227	6,950,544

Commitments and contingencies (notes 6 and 7)

Shareholders’ Equity

Common shares - no par value, unlimited shares authorized, 72,760,717 shares issued and outstanding	54,064,680	54,064,680
Contributed surplus (note 8)	12,175,998	11,748,640
Deficit accumulated during development stage	(39,925,792)	(33,814,171)

	26,314,886	31,999,149

	32,907,113	38,949,693

The accompanying notes are an integral part of the financial statements.

Approved by the Board of Directors

"Peter Smetek"                                          "Doug Gilpin"
Director                                               Director

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Loss, Comprehensive Loss and Accumulated Deficit
(Unaudited)

(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended

	June 30, 2007 $	June 30, 2006 $	June 30, 2007 $	June 30, 2006 $

Revenue	-	-	-	-

Expenses
Corporate administration	1,506,871	1,311,694	2,971,781	2,239,129
Research and development	1,354,544	1,475,656	2,479,796	3,019,323
Amortization	650,878	658,332	1,301,757	1,444,592

	3,512,293	3,445,682	6,753,334	6,703,044

Loss from operations	(3,512,293)	(3,445,682)	(6,753,334)	(6,703,044)

Other income (expenses)
Gain (loss) on foreign exchange - net	2,622	(7,508)	6,833	(12,872)
Interest	61,515	127,188	146,125	194,820

	64,137	119,680	152,958	181,948

Loss before income taxes	(3,448,156)	(3,326,002)	(6,600,376)	(6,521,096)

Future income tax recovery	(260,562)	-	(488,755)	(886,447)

Net loss and comprehensive loss	(3,187,594)	(3,326,002)	(6,111,621)	(5,634,649)

Accumulated deficit - Beginning of period	(36,738,198)	(18,629,443)	(33,814,171)	(16,320,796)

Accumulated deficit - End of period	(39,925,792)	(21,955,445)	(39,925,792)	(21,955,445)

	$	$	$	$

Basic and diluted loss per share	(0.04)	(0.05)	(0.08)	(0.08)

	#	#	#	#

Basic and diluted weighted average number of common shares outstanding	72,760,717	70,280,997	72,760,717	67,079,341

The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Interim Consolidated Statements of Cash Flows
(Unaudited

(expressed in Canadian dollars)

	Three-month period ended		Six-month period ended

	June 30, 2007 $	June 30, 2006 $	June 30, 2007 $	June 30, 2006 $

Cash provided by (used in)

Operating activities
Net loss for the period	(3,187,594)	(3,326,002)	(6,111,621)	(5,634,649)
Items not affecting cash
Amortization	650,878	658,332	1,301,757	1,444,592
Stock-based compensation	325,228	114,061	427,358	329,107
Future income taxes	(260,562)	-	(488,755)	(886,447)

	(2,472,050)	(2,553,609)	(4,871,261)	(4,747,397)
Net change in non-cash working capital items
Increase in other current assets	(32,629)	25,490	(23,577)	(51,138)
Increase in prepaid expenses and deposits	(29,709)	57,520	(261,578)	(177,134)
Increase in accounts payable and accrued liabilities	27,106	408,565	133,223	529,948

	(2,507,282)	(2,062,034)	(5,023,193)	(4,445,721)

Financing activities
Repayment of capital lease	(1,417)	-	(2,785)	-
Issuance of share capital - net of share issue costs	-	893,971	-	12,159,397

	(1,417)	893,971	(2,785)	12,159,397

Investment activities
Acquisition of property and equipment	-	(51,163)	-	(74,945)
Decrease (increase) in short-term investments	3,586,178	1,234,388	5,989,179	(7,556,713)

	3,586,178	1,183,225	5,989,179	(7,631,658)

Increase in cash	1,077,479	15,162	963,201	82,018

Cash - Beginning of period	291,076	304,318	405,354	237,462

Cash - End of period	1,368,555	319,480	1,368,555	319,480
The accompanying notes are an integral part of the financial statements.

ViRexx Medical Corp.
(a development stage company)
Notes to Interim Consolidated Financial Statements
(Unaudited)

(expressed in Canadian dollars)

1	Going concern

These unaudited interim consolidated financial statements have been prepared using generally accepted accounting principles that are applicable to a going concern, which contemplates that ViRexx Medical Corp. (the “Company” or “ViRexx”) will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business. The use of these principles may not be appropriate because at June 30, 2007 there was substantial doubt that the Company will be able to continue as a going concern without raising additional financial resources.

The Company’s management is considering all financing alternatives and is immediately seeking to raise additional funds for operations from current stockholders and other potential investors. This disclosure is not an offer to sell, nor a solicitation of an offer to buy the Company’s securities. While the Company is striving to achieve the above plans, there is no assurance that such funding will be available or obtained on favorable terms.

These financial statements do not reflect adjustments in the carrying values of the assets and liabilities, expenses, and the balance sheet classification used, that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

The Company’s management believes sufficient financial resources exist to fund operations into early 2008.

2	Nature of operations

ViRexx Medical Corp., amalgamated under the Business Corporations Act (Alberta), is a Canadian development stage biotechnology company focused on innovative targeted therapeutic products that offer quality of life and a renewed hope for living. The Company’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and selected solid tumours.

ViRexx was listed on the Toronto Stock Exchange on December 10, 2004 and on the American Stock Exchange on December 23, 2005.

3	Basis of presentation

The accompanying unaudited interim consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) for interim financial statements. Except as described in note 4, the accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2006. However, these interim consolidated financial statements do not include all information and footnote disclosures required under Canadian GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and notes thereto, for the year ended December 31, 2006.

4	Changes in accounting policies

Effective January 1, 2007, the Company adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a retroactive basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

a)	Financial Instruments - Recognition and Measurement (CICA Handbook Section 3855 and 3861)

In accordance with these standards, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

The Company has made the following classifications:

•	Cash and short-term investments are classified as financial assets held for trading and are measured at fair value. Gains and losses related to periodical revaluation are recorded in net loss; and

•	Accounts payable, accrued liabilities and obligation under capital lease are classified as other liabilities and are initially measured at fair value and subsequently at amortized cost.

The estimated fair value of payables approximate carrying value due to the relatively short-term nature of the instruments and/or floating interest rates on the instruments.

Consequently, as at January 1, 2007 and June 30, 2007, the impact on the consolidated balance sheet of measuring the financial assets and liabilities was $nil.

b)	Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and events from sources other than the Company’s shareholders. In accordance with this new standard, the Company now reports a consolidated statement of comprehensive loss and a new category, accumulated other comprehensive loss has been added to the shareholders’ equity section of the consolidated balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. There were no such components to be recognized in comprehensive loss for the three or six-month periods ended June 30, 2007. As the Company has no items of other comprehensive loss, net loss for the periods is equivalent to comprehensive loss.

c)	Hedges (CICA Handbook Section 3865)

This standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company does not have any hedging items.

5	Related party transactions and balances

Related parties consist of certain directors and shareholders, companies owned or controlled by certain shareholders and professional firms in which, certain directors, officers or shareholders have interests. The following transactions were incurred in the normal course of operations at terms similar with unrelated parties and are measured at the exchange amount.

During the six-month period ended June 30, 2007, the Company incurred expenses totalling $231,300 (2006 - $192,600) for legal services rendered by a firm in which a certain corporate officer is a partner. The Company incurred expenses of $34,100 (2006 - $39,000) and $249,000 (2006 - $nil) for consulting services rendered by two directors of the company, respectively. At June 30, 2007, approximately $29,245 is recorded in accounts payable.

6	Commitments

At June 30, 2007, expected minimum operating lease payments in each of the next five years and in total, relating to the office and laboratory facility and clinical research, are as follows:

$

2007	65,996
2008	129,623
2009	124,885
2010	115,885
2011	48,285
Thereafter	-

484,674

7	Contingencies

The Company received statements of claim from three former management employees relating to their termination of employment with the Company. The former employees assert that they are entitled to additional pay, benefits and accelerated vesting of their stock options due to a change in control within the Company in 2007. The collective total of these claims is $1,700,000. ViRexx believes that these claims are without merit and intends to aggressively defend this position. ViRexx is scheduled to submit its defence in late August 2007. As the outcome is uncertain, no amount has been accrued in these interim consolidated financial statements.

In preparing the Company’s defence to these lawsuits it was discovered that without the approval of directors, former management or some of them agreed to pay back to Sigma Tau Finanziaria S.p.A. ("Sigma Tau") or one of its subsidiaries, under the auspices of a manufacturing fee, the exact amount of the premium payment above prevailing market price made by Sigma Tau's subsidiary, Defiante Farmaceutica, Lda, when it purchased ViRexx shares in conjunction with the License Agreement granted by ViRexx to Sigma Tau on November 30, 2006. This $709,000 fee was not mentioned previously in the Company's disclosure documents.  The company is conducting a full investigation of this situation and on August 10, 2007, received an independent legal opinion supporting its position of doubtful and disputed.   Management does not intend to settle this amount and will continue to work with legal counsel and Sigma Tau to investigate and resolve the issue.  As the outcome is uncertain, no amount has been accrued in these interim consolidated financial statements.

The Company also received a claim commenced by Claries Securities Ltd. for damages for non-performance in regard to the cancellation of a $15,000,000 public offering. The amount of $538,500 has been accrued in these interim consolidated financial statements.

8	Share capital

Contributed surplus

$

Balance - December 31, 2006	11,748,640
Stock-based compensation	102,130

Balance - March 31, 2007	11,850,770
Stock-based compensation	325,228

Balance - June 30, 2007	12,175,998

Stock options

The Company’s Stock Option Plan provides for the granting of stock options to directors, officers, employees and consultants. The Company’s shareholders approved a new plan (the “Plan”) on June 16, 2005 and amended the Plan on May 3, 2007. The Plan permits the issuance of stock options to purchase a maximum of 8,256,000 common shares of the Company. All options vest within three years or less and are exercisable for a period of ten years or less from the grant. A summary of transactions during the period is outlined below:

	Stock options #	Weighted average exercise price $

Balance - December 31, 2006	6,096,241	0.81
Granted	673,175	0.59
Cancelled	(58,733)	0.81

Balance - March 31, 2007	6,710,683	0.79
Granted	600,000	1.01
Cancelled	(723,198)	0.84

Balance - June 30, 2007	6,587,485	0.80

On February 1, 2005, the Company granted 300,000 stock options as an inducement to an individual to join the Company as an officer. The options are exercisable at $1.17 per share and expire on February 1, 2015. These options were not issued under the Plan. One-third of these options vested immediately and the remaining options vest over a period of two years. Compensation expense arising from the options is recognized over the vesting period.

Stock-based compensation

The following weighted average assumptions were used in the Black-Scholes option pricing model for the valuation of the 600,000 stock options granted during the three-month period ended June 30, 2007.

Risk-free interest rate	4.1%
Expected dividend yield	0.0%
Expected life of the option	7 years
Expected volatility	62.5%
Expected forfeiture rate	25.0%

Stock-based compensation expense recorded for the three and six-month periods ended June 30, 2007 was $325,288 and $427,358, respectively.

Stock-based compensation expense recorded for the three and six-month periods ended June 30, 2006 was $114,061 and $329,107, respectively

Warrants

As at June 30, 2007, the Company had 17,039,571 warrants outstanding at a weighted average exercise price of $1.44. The expiry date of outstanding warrants range from September 9, 2007 to December 6, 2008.